EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Provident Financial Services, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-103041) on Form S-8 of Provident Financial Services, Inc. of our report dated June 25, 2015 with respect to the statements of net assets available for benefits of The Provident Bank 401(k) Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of The Provident Bank 401(k) Plan.
/s/KPMG LLP

Short Hills, NJ
June 25, 2015